UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-41238

KnightSwan Acquisition Corporation
(Exact name of registrant as specified in its charter)

99 Wall Street, Suite 460 New York, NY 10005 (301) 613-8632
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock and one-half of one redeemable public warrant

Class A Common Stock, par value $0.0001 per share

Public warrants, each whole public warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Units, each consisting of one share of Class A common stock and one-half of one redeemable public warrant: 0 holders

Class A Common Stock, par value $0.0001 per share: 0 holders

Public warrants, each whole public warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share: 0 holders

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Pursuant to the requirements of the Securities Exchange Act of 1934, KnightSwan Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 18, 2023	KNIGHTSWAN ACQUISITION CORPORATION

	By:	/s/ Matthew McElroy
	Name:	Matthew McElroy
	Title:	Chief Financial Officer